SUPERMUSH

Superfood mushroom supplements, streetwear & media. Lifestyle brand inspired by the 60s & 70s.


SUPER
MUSH
0:00 / 2:50

LEAD INVESTOR

Jarret Christie

Mushrooms are at the forefront of the wellness revolution and SuperMush is the category leader for generations Y and Z. Functional mushroom supplements are expected to grow from a $29 billion industry in 2022 to $37 billion in 2025, representing a CAGR of greater than 8%. SuperMush is off to a roaring start, gaining brand awareness with rapid traction on social media and via live activations. Their founding team is experienced and energized, with a clear vision for shaping the future of the mushroom industry.

Invested $250,000 this round

supermush.com Los Angeles CA

Highlights

1. Projected profitability in 2024 (not guaranteed) with industry leading 60%+ gross margins
2. $1.5M revenue in the first 14 months & 55K superfood supplements sold
3. 300K+ following across online communities, 2M weekly impressions, & 120K email / sms subscribers
4. One of the fastest growing consumer brands on TikTok with 16M+ views
5. Backed by Vibrant VC, Humans VC, Mystic VC & founders from Hu Kitchen, LMNT, Zumba & Thrive Market
6. Loved by: Rolling Stone, Forbes, Bloomberg, Parade and more

Our Team



Alli Schaper CEO and Co-founder

2x founder, co-founder of Microdosing Collective nonprofit, former-consultant at EY. Work featured in Forbes, National Geographic, Well+Good, Rolling Stone, Goop, Bloomberg and more. CPA & MS from UT Austin. Podcast host, speaker, event producer



Brian Friedman CPO and Co-founder

2x founder/author, 1 exit. Previously built Loopd: IMEX Global Event Technology Startup of the Year, selected as San Francisco's #1 Enterprise & Smart Data startup by SXSW Accelerator, and one of the top Internet of Things startups by Cebit CODE_n

GET INTO BED WITH US.


SUPERMUSH
I'M DYING TO GET INTO YOUR MOUTH


1/8 Of The Population Suffers From Mental Illness
Our world misunderstands energy.
We live in a society that's focused on symptom management rather than root cause.
We're marketed substances that create spikes and crashes, leaving us in a cycle that is detrimental to our physical and mental well-being.
Younger generations are suffering from mental health issues more than any other.
42% of Gen Z in the U.S
Has A Diagnosed Mental Health Condition
50%
40%
30%
20%
10%
0%
34%
43%
37%
32%
19%
All adults
Ages 18-34
Ages 35-44
Ages 45-64
Age 65+
Source: Aetna's Health Pulse Survey Results 2021

90% of people in the U.S. consume caffeine daily, without addressing underlying causes of fatigue.

The typical path of an American consumer's brain: hyperactivity from stimulants, followed by a crash and brain fog when the artificial high wears off. This leaves us in a constant battle within our own minds...and a never ending chase to combat being out of balance.

50% of American adults take at least one prescription medication regularly, and 1 in 4 take medication for mood or anxiety disorders. These medications only mask symptoms and can have harmful side effects. It's time to shift focus to addressing root causes and promoting holistic approaches to wellness.


Cavemen Didn't Take Supplements... But They Did Consume 🍄
Our hormones, our nervous system, and our immune system relied on the health benefits of fungi for 20,000 thousand years during the most vital periods of human development.


Then somewhere along the line we took them out of our diet...
INTO THE MULTIVERSE

Mushrooms are literally a tale as old as time. Medicinal mushroom superfoods have been used for thousands of years in Chinese Medicine, and our western world is just waking up to their power to transform and revitalize our health.

What do we ACTUALLY want? Flow state.

When functional fungi enter your system, they help bring your autonomic nervous system into a state of even-keeled balance, giving you that relaxed yet also energized homeostasis.

The leaders in the space are generating revenue $50M+ annually but are still focused on traditional and slow delivery methods such as powders and tinctures for Gen X and Boomers.

The shroom boom is indeed upon us, but consumers aren't currently getting on-the-go form factors for mush supplements that you feel instantly and also taste amazing.

SuperMush is making mushrooms sexy, and accessible.

We make FULLY LEGAL superfood supplements targeted at Gen Z/Y that are designed for on-the-go, high efficacy and great taste.


🍄 Can Change The 🌍
SUPERMUSH is our lifestyle brand of superfood mushroom supplements.
I'M DYING TO GET INTO YOUR MOUTH.

No, we won't get you high.

But we're fans of all fungi, and actively support our allies working towards the legalization of psilocybin and other psychedelics for responsible therapeutic use and personal flourishing.


meet the fam



Mouth Sprays
Mints
INTO THE MULTIVERSE



instead of this
try this
instead of this
try this
instead of this
try this
instead of this
try this
instead of this
try this
· up to 200mg of caffeine per serving
· ~5mg of caffeine per serving from green tea
· 6 grams of sugar per serving
· ~.05 grams of sugar per serving
· prolonged drowsiness & morning grogginess
· no drowsiness, wake up feeling fresh AF
· can cause disorientation & anxiety
· feel connected, creative, & vibrant without anxiety
· may increse heart rate & cause trouble sleeping
· Cruise into flow state & sharpen up your brain without increasing heart rate

Our first children:

Energy, Immunity and Chill Mouth Sprays. Spray on your tongue or in a drink 4+ times per day. *Fun fact* = mouth sprays are the MOST effective way to get supplements into your bloodstream, and have the highest absorption.

Our newest fam members launched March '23:

Creativity and Flow SuppleMints. "Like an Altoid, but way better." - many raving fans.



FIRST 14 MONTHS IN BIZ = $1.5M OF MUSHROOMS SPRAYED INTO MOUTHS ACROSS THE WORLD
WE'RE JUST GETTING STARTED...



find us at
EREWHON
Los Angeles
Silver Lake
Venice
Palisades
Santa Monica
Calabasas
Studio City
URBAN OUTFITTERS
Central Market
amazon
pop up grocer
RESTORE yoga + wellness
GEORGE GREGORY
LUNA COLLECTIVE
thrive wellness
GLW GIRLS LIVING WELL
Feb collab boosted us to #2 mushroom supplement at Erewhon



Progress And Pathway To Profitability
$20-25M+
$10M+
PROJECTIONS
PROJECTIONS
PROJECTIONS


$3.7M
$1.2M
2022
2023
2024
2025

Let's chat #s.

SuperMush has a one-time purchase and subscriptions for all our products.

- Mouth Sprays sell for $27 each. Margin = 82%
- SuppleMints sell for $18 each. Margin = 86%
- 2022 Rev $1.2M and 2023 projected revenue is $3.7M.

*** Forward projections not guaranteed***


Metrics
PRODUCT MARGIN
82%
RUN RATE
$1.7M
CAC
$43
GROSS MARGIN
62% (INCLUDES SHIPPING)
MRR
38%
AOV
$60


BACKED BY INDUSTRY LEADERS

Our community is vast, and we're backed by some of the best humans across consumer, media, and wellness.

Investor highlights: Founders of Thrive Market, Netflix, Hu Kitchen, Zumba, Perfect Keto, WTR MLN WTR, Vega, Elite Daily.

Our Venture Capital backers: Vibrant VC, Humans VC, Mystic Ventures.


Our Mycelium Network
SELECT CURRENT INVESTORS
Jarret Christie
Vibrant Ventures
Ba Minuzzi
UMANA
Akash Nigam
Humans VC
Jody Levy
Summit / WTR MLN WTR
Gerard Adams
Elite Daily
Julie Smolyansky
Lifeway Foods
Tara Tersigni
Auston Matthews
NHL /
Toronto Maple Leafs
Dr. Christian Gonzalez
Naturopath & Integrative Oncology
Devon Levesque
DML Group
Steven Vigilante
Olipop
Ryan Lewendon
GL Group
Andrew Merinoff
Dispact Ventures
Jess Holtz
CAA
Braxton Berrios
NFL / NY Jets
Connor Saeli
Waterboy
Anthony Gustin
Perfect Keto/Surely
Jeffrey Perlman
Zumba


Robbie Bent
Othership
Oliver Trevena
Cali Water/DogPound
Josh Wand
Force Brands
Steven Kotler
Best-Selling Author
Max Lugavere
Top Podcast Host & Best-Selling Author
Gunnar Lovelace
Thrive Market
Brendan Brazier
Vega/101 Cider/Pulp Culture
Jordan Brown
Hu
Jeremy Gardner
Mystic Ventures
vega

Mushrooms are vastly misunderstood.

Education-first thought leadership holistically across functional mushrooms and psychedelics is a necessity to being a category queen.

We've built an funnel of educational content, speaker series, and community events to create viral media and bring consumers into our ecosystem.


Education & Epic Content is Key
>100K downloads
YouTube
Spotify
Apple Podcasts


Community Growth
(Collective Community)
INSTAGRAM
106K
PODCAST
100K
Podcast downloads since launch in November 21
TIKTOK
117.7K
EVENTS
2,000
In-person event attendees

Traction:

- Season one of our @intothemultiverse podcast wrapped, with 30 episodes recorded. Season 2 launching June with some major artists and athletes.
- Hosted 5 chapters of our psychedelic dinner series with industry leaders


We think about community like a product.

SuperMush has built a fully online best-in-class marketing funnel leveraging email, SMS, affiliates and influencers.




SUPERMUSH

We've built raving fans.

Our novel product formats and community events have made us viral, and we're currently one of the fastest growing consumer brands on Tik Tok with > 16M views.


The World Catching On To Our Good Vibrations...
POPSUGAR.
35 Must Haves For Managing Stress, Straight From Our Editors
Bloomberg
With Magic Mushrooms, Small Businesses Lead, Hoping Laws Will Follow
PSYCHEDELIC SPOTLIGHT
FUNCTIONAL FUNGI AND MICRODOSING FOR OPTIMAL WELLBEING WITH ALLI SCHAPER, INTO THE MULTIVERSE
Herb
Spray A Daily Dose Of Good Vibes With SuperMush
METRO
Mushrooms are the big wellness trend of 2022 – here's what they can do
happi
Mushrooms As Part of Healthy Diet, Wellbeing and Skin Care Routines
Bloomberg
Mushrooms as Medicine? Supplement Makers Promise Major Health Benefits
Rolling Stone
RS Recommends: The Best Mushroom Supplements (and Why They Work)
Parade
What's the Deal With Functional Mushrooms, and How Do They Work for Anxiety Relief? Here's What the Research Says


Founders
• 2x founder, co-founder of Microdosing Collective nonprofit, former-consultant at EY.
• Work featured in Forbes, National Geographic, Well+Good, Rolling Stone, Goop, Bloomberg and more
• CPA & Masters in Accounting from UT Austin
• Podcast host, speaker, event producer
Alli Schaper
Co-Founder + CEO
• 2x founder, 1 exit, raised $4M+ for past companies
• #1 Amazon bestselling author:'Takeaways: Secret Truths from Leading a Startup'
• Prominent CPG investor
Brian Friedman
Co-Founder + CPO
EY
LOOPD
aventri
Bloomberg
Forbes
Rolling Stone

Mushrooms have changed our lives. Now we want to share the magic with as many people as possible.

Repeat founders with a past exit, our team has deep experience in branding, CPG, high-growth startups, community-building, psychedelics, and functional medicine.


Channels That Will Help Us Scale
2023
2024
2025


• Mints
• Gummies
• Merch drops
• Events
(Hit profitability Q1)
• Lollipops
• Tongue Tabs
• Merch drops
• Podcast sponsorship
• Events
(Benefits and Flavor Profiles)
• Lozenges
• Existing SKU Expansion
GOAL
Keep product margin above 70% and each SKU COG below $4
GROWTH LEVERS
TikTok, Festivals, Retail, Celebrity and Collaborations
D2C/RETAIL
Start at 10% retail in 2023 and scale to 30% by 2024

Forward-looking projections cannot be guaranteed.


MUSH MORE COMING...
SPROUTS FARMERS MARKET
(2023)
WHOLE FOODS MARKET
(2023/2024)
TARGET
(2024/2025)


A Mushrooming Market
$29B
IN 2022
CAGR OF 8.04%
$37B
GLOBALLY BY 2025
FUNCTIONAL MUSHROOMS
(SUPPLEMENTS & CPG)

Mental health issues are at an all time high, and the pharmaceutical industry is failing us. We believe mushrooms are key in rebalancing our physical and mental states.

Our shtick: The marriage of ancient wisdom from Eastern culture and Western culture driving branding, inspired by iconic artists of the 60s and 70s.

The functional mushroom industry is currently $29B, but rapidly growing with a CAGR of 8.04%.

Our people: The 43M Gen Z and 32M Gen Y on social media who are actively buying wellness products online.

The 5-year service addressable market is $11.25B+ and the 5-year service obtainable market is $100M+ based on a lifetime value of $150.


WE'RE RAISING TO ACCELERATE
OUR GROWTH & BRING MORE


MAGIC TO THE


Raising a $3M SAFE note at a $8M pre-money valuation.
Use of Funds (2023)
MARKETING
52%
Social / Paid Ads / Grassroots Events / Internal Team Salaries
OPERATIONS
8%
Brand Manager / Design / Creative
G&A
14%
Legal / Insurance / Contractors / Founder Salaries
COGS
26%
Ingredients / Packaging / Shipping / Formulation / Merch

So, want to get involved in some good vibrations? Join our mushroom revolution.

What's on the horizon? Continued product expansion (focused on mushroom candy), retail expansion, community growth, viral educational content series in partnership with major artists and athletes.


Mush More Than Meets The
We believe that together as a community we can overcome our planet's most challenging problems. But first, we must heal ourselves.
By opening our minds and healing our bodies through fungi, we are wildly optimistic about the future.
-Brian & Alli
Brian Friedman
Co-Founder • CPO
Alli Schaper
Co-Founder • CEO
CONNECT WITH US:
@brianmfriedman
@allischaper


Mush Love,
Step Into The Multiverse With Us

Downloads

Downloads

Wefunder Deck.pdf